Consolidated Financial Statements

Points International Ltd.

December 31, 2019

KPMG LLP	Telephone (416) 777-8500
333 Bay Street	Fax (416) 777-8818
Suite 4600	www.kpmg.ca
Toronto ON
M5H 2S5

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Points International Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Points International Ltd. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and cash flows for each of the years in the two-year period ended December 31, 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 4, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the

PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2011.

Toronto, Canada

March 4, 2020

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KPMG LLP	Telephone (416) 777-8500
333 Bay Street	Fax (416) 777-8818
Suite 4600	www.kpmg.ca
Toronto ON
M5H 2S5

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Points International Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Points International Ltd.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Points International Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated March 4, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management’s Report on Internal Control Over Financial Reporting in Management’s Discussion & Analysis for the year ended December 31, 2019. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 4, 2020

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Contents

Page

Consolidated financial statements

Consolidated statements of financial position	5

Consolidated statements of comprehensive income	6

Consolidated statements of changes in shareholders' equity	7

Consolidated statements of cash flows	8

Notes to the consolidated financial statements	9-41

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Points International Ltd.

Consolidated Statements of Financial Position

Expressed in thousands of United States dollars

As at December 31	Note	2019	2018 (a)

ASSETS
Current assets
Cash and cash equivalents		$69,965	$69,131
Cash held in trust and restricted cash	5	2,534	500
Funds receivable from payment processors		14,302	13,512
Accounts receivable	6	21,864	9,318
Prepaid taxes		194	383
Prepaid expenses and other assets	7	2,153	3,618
Total current assets		$111,012	$96,462
Non-current assets
Property and equipment	8	2,371	2,351
Right-of-use assets	3(a), 9	3,060	-
Intangible assets	10	12,806	13,952
Goodwill	11	7,130	7,130
Deferred tax assets	12	2,105	2,645
Other assets	7	216	-
Total non-current assets		$27,688	$26,078
Total assets		$138,700	$122,540

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$13,766	$9,489
Income taxes payable		2,326	117
Payable to loyalty program partners		78,270	69,749
Current portion of lease liabilities	3(a), 13	1,323	-
Current portion of other liabilities	14	797	1,680
Total current liabilities		$96,482	$81,035

Non-current liabilities
Lease liabilities	3(a), 13	2,209	-
Other liabilities	14	95	495
Deferred tax liabilities	12	722	-
Total non-current liabilities		$3,026	$495
Total liabilities		$99,508	$81,530

SHAREHOLDERS' EQUITY
Share capital		45,799	53,886
Contributed surplus		-	4,446
Accumulated other comprehensive income (loss)		184	(646)
Accumulated deficit		(6,791)	(16,676)
Total shareholders' equity		$39,192	$41,010
Total liabilities and shareholders' equity		$138,700	$122,540
Guarantees and Commitments	20
Credit Facilities	23

The accompanying notes are an integral part of these consolidated financial statements.

(a) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3(a).

APPROVED ON BEHALF OF THE BOARD:

/s/ David L Adams	Chairman
/s/ Robert MacLean	Director and Chief Executive Officer

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Points International Ltd.

Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts

For the year ended December 31	Note	2019	2018(a)
REVENUE
Principal		$374,484	$351,743
Other partner revenue		26,693	24,502
Total Revenue	4	$401,177	$376,245
Direct cost of revenue	4	335,722	322,341
Gross Profit		$65,455	$53,904

OPERATING EXPENSES
Employment costs		31,860	27,890
Marketing and communications		1,608	1,460
Technology services		2,577	2,210
Depreciation and amortization		4,668	3,364
Foreign exchange loss (gain)		401	(36)
Other operating expenses	18	7,994	8,786
Total Operating Expenses		$49,108	$43,674

Finance income		(908)	(666)
Finance costs	13	211	-

INCOME BEFORE INCOME TAXES		$17,044	$10,896

Income tax expense	12	5,155	3,104

NET INCOME		$11,889	$7,792

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives designated as cash flow hedges		556	(1,394)
Income tax effect		(147)	369
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges		550	7
Income tax effect		(146)	(2)
Foreign currency translation adjustment		17	-
Other comprehensive income (loss) for the period, net of income tax		$830	$(1,020)

TOTAL COMPREHENSIVE INCOME		$12,719	$6,772

EARNINGS PER SHARE
Basic earnings per share	16	$0.87	$0.54
Diluted earnings per share	16	$0.86	$0.54

The accompanying notes are an integral part of these consolidated financial statements.

(a) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3(a).

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Points International Ltd.

Consolidated Statements of Changes in Shareholders' Equity

Expressed in thousands of United States dollars except number of share

				Attributable to equity holders of the Company
		Share Capital
	Note	Number of Shares	Amount	Contributed Surplus	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance at December 31, 2018		14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010
Net income		-	-	-	-	11,889	11,889
Other comprehensive income, net of tax		-	-	-	830	-	830
Total comprehensive income		-	-	-	830	11,889	12,719
Effect of share option compensation plan	17	-	-	782	-	-	782
Effect of RSU compensation plan	17	-	-	4,390	-	-	4,390
Share issuances - options exercised		2,338	28	(7)	-	-	21
Settlement of RSUs	17	-	1,504	(4,626)	-	-	(3,122)
Shares purchased and held in trust	17	-	(6,350)	-	-	-	(6,350)
Shares repurchased and cancelled	15	(872,686)	(3,269)	(4,985)	-	(2,004)	(10,258)
Balance at December 31, 2019		13,241,516	$45,799	$-	$184	$(6,791)	$39,192

Balance at December 31, 2017		14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947
Net income		-	-	-	-	7,792	7,792
Other comprehensive loss, net of tax		-	-	-	(1,020)	-	(1,020)
Total comprehensive income		-	-	-	(1,020)	7,792	6,772
Effect of share option compensation plan	17	-	-	72	-	-	72
Effect of RSU compensation plan	17	-	-	4,309	-	-	4,309
Share issuances - options exercised		119,521	1,385	(1,034)	-	-	351
Settlement of RSUs	17	-	1,377	(4,099)	-	-	(2,722)
Shares purchased and held in trust	17	-	(3,062)	-	-	-	(3,062)
Shares repurchased and cancelled	15	(569,107)	(2,208)	(5,449)	-	-	(7,657)
Balance at December 31, 2018		14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010

The accompanying notes are an integral part of these consolidated financial statements.

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Points International Ltd.

Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars

For the year ended December 31	Note	2019	2018(a)

Cash flows from operating activities
Net income for the period		$11,889	$7,792
Adjustments for:
Depreciation of property and equipment	8	1,211	981
Amortization of right-of-use assets	9	1,164	-
Amortization of intangible assets	10	2,293	2,383
Unrealized foreign exchange loss (gain)		394	(960)
Equity-settled share-based payment transactions	17	5,172	4,381
Finance costs	13	211	-
Deferred income tax expense	12	969	279
Loss (gain) on derivative contracts designated as cash flow hedges		1,106	(1,387)
Changes in cash held in trust and restricted cash balance		(2,034)	-
Changes in non-cash balances related to operations	21	2,200	6,552
Interest paid	13	(211)	-
Net cash provided by operating activities		$24,364	$20,021

Cash flows from investing activities
Acquisition of property and equipment	8	(1,231)	(1,204)
Additions to intangible assets	10	(1,147)	(1,070)
Net cash used in investing activities		$(2,378)	$(2,274)

Cash flows from financing activities
Payment of lease liabilities	13	(1,229)	-
Proceeds from exercise of share options		21	351
Shares repurchased and cancelled	15	(10,258)	(7,657)
Purchase of share capital held in trust	17	(6,350)	(3,062)
Taxes paid on net settlement of RSUs	17	(3,122)	(2,722)
Net cash used in financing activities		$(20,938)	$(13,090)

Effect of exchange rate fluctuations on cash held		(214)	960
Net increase in cash and cash equivalents		$834	$5,617
Cash and cash equivalents at beginning of the period		$69,131	$63,514
Cash and cash equivalents at end of the period		$69,965	$69,131

Interest Received		$930	$595
Taxes Received		$-	$110
Taxes Paid		$(1,601)	$(2,838)

Amounts received and paid for interest and taxes were reflected as operating cash flows in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

(a) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3(a).

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

1. REPORTING ENTITY

Points International Ltd. (the "Corporation") is a company domiciled in Canada. The address of the Corporation's registered office is 111 Richmond Street West, Suite 700, Toronto, ON, Canada M5H 2G4. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2019 comprise the Corporation and its wholly-owned subsidiaries: Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., Points Travel Inc., Points Development (US) Ltd, Points Holdings Ltd. and its wholly-owned subsidiaries, Points International (Singapore) Private Limited and Points International FZ-LLC. The Corporation's shares are publicly traded on the Toronto Stock Exchange ("TSX") as PTS and on the NASDAQ Capital Market ("NASDAQ") as PCOM.

The Corporation operates in three reportable segments (see Note 4 below.)

Segment	Principal Activities
Loyalty Currency Retailing	Consists primarily of products and services that facilitate the sale or transfer of loyalty currency direct to loyalty program members.
Platform Partners	A portfolio of technology solutions that enables the broad distribution of loyalty currencies across loyalty programs and third party channels.
Points Travel	White-label travel booking solution for the loyalty industry that allows consumers to earn and redeem their loyalty currency while making hotel bookings and car rentals online.

The Corporation's operations can be moderately influenced by seasonality. Historically, gross profit is highest in the fourth quarter in each year as certain product offerings and promotional activity in the Loyalty Currency Retailing segment peak during this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2019 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on March 4, 2020.

(b) Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, and certain financial instruments, which are measured at fair value.

(c) Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars ("USD"). The functional currency of the Corporation and each of the Corporation's wholly-owned subsidiaries is also USD, except for Points Travel Inc. which uses the Canadian dollar ("CAD") as its functional currency. Items included in the financial statements of each subsidiary are measured using their respective functional currencies and translated for presentation in the consolidated statements as required. All financial information has been rounded to the nearest thousand, except where otherwise indicated.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(d) Basis of consolidation

Subsidiaries are entities the Corporation controls. Entities over which the Corporation has control are fully consolidated from the date that control commences until the date that control ceases. All intercompany transactions and balances between subsidiaries are eliminated on consolidation.

(e) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

On an ongoing basis, the Corporation has applied judgment in the following areas:

  determining whether revenue and direct costs of revenue should be appropriately presented on a gross or net basis;
  determining cash generating units ("CGUs") and the allocation of goodwill for the purpose of impairment testing;
  choosing methods for depreciating and amortizing our property and equipment, right-of-use assets and intangible assets that represent most accurately the consumption of benefits derived from those assets. In making this determination, the Corporation has considered assumptions that are most representative of the economic substance of the intended use of the underlying assets. These same assumptions were used when deciding to designate certain intangible assets as assets with indefinite useful lives as the Corporation believes that there is no limit to the period that these assets are expected to generate net cash inflows;
  determining which projects qualify for capitalization of direct labour cost to intangible assets;
  determining lease term and incremental borrowing rate in measuring right-of-use assets and lease liabilities;
  determining the vesting period of performance options based on achievement of specified non-market performance conditions;
  determining whether certain hedging relationships and financial instruments qualify for hedge accounting; and
  interpreting tax rules and regulations.

The Corporation also uses significant estimates in the following areas:

  determining the recoverable amount of financial and non-financial assets when testing for impairment; and
  determining the fair value of equity-settled share-based payments and derivative instruments.

Estimates are based on historical experience adjusted as appropriate for current circumstances and other assumptions that management believes to be reasonable. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  The application of the estimates and judgment noted above are discussed in Note 3.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) New standards adopted in 2019

The accounting policies set out below have been applied consistently by the Corporation and its subsidiaries to all years presented in these consolidated financial statements. In addition, the Corporation adopted the following standards issued by the IASB in 2019:

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

IFRS 16, Leases ("IFRS 16")

Effective January 1, 2019, the Corporation adopted IFRS 16 which specifies how to recognize, measure, present and disclose leases. The standard introduces a single, on-balance sheet lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities representing its obligation to make lease payments, unless the underlying leased asset has a low value or is considered short term.

The Corporation adopted IFRS 16 using a modified retrospective approach. Accordingly comparative information presented for 2018 has not been restated. On transition to IFRS 16, the Corporation elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Corporation applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17, Leases and IFRIC 4, Determining whether an Arrangement contains a Lease were not reassessed. As at January 1, 2019, the Corporation's leases primarily consist of leases for office premises with terms ranging from 2 to 4 years. The lease term includes periods covered by an option to extend if the Corporation is reasonably certain to exercise that option.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of remaining lease payments, discounted at the Corporation's incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments relating to that lease.

The Corporation has elected to use the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

  applied a single discount rate to a portfolio of leases with reasonably similar characteristics;
  excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application; and
  relied upon the Corporation's assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

The Corporation has elected not to separate non-lease components and will instead account for the lease and non-lease component as a single lease component. In addition, the Corporation has elected not to recognize right-of-use assets and lease liabilities for some leases of low value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

The impact on transition to IFRS 16 is summarized below:

Jan. 1, 2019
Prepaid expenses and other assets	$(109)
Right-of-use assets	$4,102
Current portion of other liabilities	$(120)
Current portion of lease liabilities	$1,203
Lease liabilities	$3,272
Other liabilities	$(362)

When measuring lease liabilities for leases that were classified as operating leases under IAS 17, the Corporation discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 5.30%.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Jan. 1, 2019
Operating lease commitment at December 31, 2018 as disclosed in the Corporation's 2018 consolidated financial statements	$7,401
Discounted using the incremental borrowing rate at January 1, 2019	$6,573
Recognition exemption for leases of low-value assets	(6)
Extension options reasonably certain to be exercised	365
Certain costs for which the Corporation is contractually committed under lease contracts but are not accounted for as a lease liability, such as variable lease payments not tied to an index or rate	(2,457)
Lease liabilities recognized at January 1, 2019	$4,475

IFRS 16 replaces the straight-line operating lease expense recorded under IAS 17 with a depreciation charge for right-of-use assets and interest expense on lease liabilities, which resulted in a decrease in operating expenses, an increase in depreciation expense and an increase in finance costs.

The Corporation has applied judgment to determine the lease term for some lease contracts that include renewal options. The assessment of whether the Corporation is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

The Corporation also make judgements in determining the incremental borrowing rate used in measuring the lease liabilities, reflecting the rate that the Corporation would have to pay for a loan of similar term, with similar security, to obtain an asset of similar value.

Other accounting standards adopted in 2019

The following standards or amendments are also effective from January 1, 2019, but they did not have a material impact on the Corporation's consolidated financial statements:

  IAS 28, Investments in Associates and Joint Ventures;
  IAS 19, Employee Benefits; and
  IFRIC 23, Uncertainty over Income Tax Treatments.

(b) Revenue recognition

The Corporation's revenue is categorized as principal or other partner revenue, and is primarily generated through the sale of loyalty currencies, through services provided to loyalty partners' program members, and through technology and marketing services provided to loyalty partners.

Contracts with customers

The Corporation records revenue from contracts with customers in accordance with the five steps in IFRS 15, Revenue from Contracts with Customers, as follows:

1. Identify the contract with a customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price, which is the amount the Corporation expects to be entitled to;

4. Allocate the transaction price among the performance obligations in the contract based on their relative stand-alone selling prices; and

5. Recognize revenue when or as the goods or services are transferred to the customer.

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering goods or services to various loyalty programs and their customers.  The following is a list of revenue streams and the related revenue recognition policy.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(i) Reseller revenue is transactional revenue for the sale of loyalty currencies that occurs in contracts for which the Corporation takes a principal role in the retailing or wholesaling of loyalty currencies to loyalty program customers. The customer obtains control of the loyalty currency, and hence the performance obligation is satisfied on completion of the transaction which aligns with the point in time the loyalty currency is transferred and payment is received. The Corporation's role as the principal in the transaction is determined by the contractual arrangements in place with the loyalty program partner and their members. In this instance, the Corporation has determined that it obtains control of the loyalty currency prior to transferring it to the customer, due in part to inventory risk that is assumed by the Corporation. Other factors considered in making the determination include the fact that the Corporation is primarily responsible for fulfilling the promise to provide the specified good, and often has discretion in establishing the prices for the specified goods.

(ii) Service revenue is transactional revenue for the provision of transfer and reinstate services provided to loyalty program members.  The Corporation is primarily responsible for fulfilling the promise to provide the services. Transfer and reinstate service revenue is recognized at the point in time the transaction is completed, which is also when payment is received.

(iii) Hosting services are provided to loyalty program partners throughout the term of the loyalty program partner agreement. The hosting services begin, and hence revenue recognition commences when the loyalty program partner website is functional. Revenue is recognized on a straight-line basis over the life of the term of the partner agreement. Costs that relate directly to the contract are capitalized to the extent that they are expected to be recovered and are amortized as the services are transferred.

Other Partner Revenue

Other partner revenue is primarily transactional revenue for facilitating the sale of loyalty currencies or other goods or services to loyalty program members for which the Corporation takes an agency role. It also includes certain redemption based and earn based transactions facilitated by the Corporation on behalf of loyalty program partners.  The Corporation's role as an agent is determined by the contractual arrangement in place with the loyalty program partner and their members.  In this instance, the Corporation has determined that it does not obtain control of the loyalty currency or other goods and services prior to transferring them to the customer, due in part to the absence of inventory risk. Other factors considered in making the determination include the fact that the Corporation is not primarily responsible for fulfilling the promise to provide the specified good and generally has limited discretion in establishing the prices for the specified goods.

When deciding the most appropriate basis for presenting revenue on either a gross or net basis, both the legal form and substance of the agreements between the Corporation, its partners and their program members are reviewed to determine each party's respective role in the transaction.

Where the Corporation's role in a transaction is that of a principal, revenue is recognized on a gross basis, where the gross value of the transaction billed to the customer is recognized as revenue and the costs incurred to purchase the points or miles sold in the transaction are recognized as direct cost of revenue. When the Corporation's role in a transaction is that of an agent, revenue is recognized on a net basis with revenue approximating the margin earned and is recorded in other partner revenue in the consolidated statement of comprehensive income. This determination of whether the Corporation is acting as principal or agent requires the exercise of judgment.  In making this assessment, management considers whether the Corporation:

  acts on behalf of the loyalty partner or the program member in identifying the customer in certain arrangements;

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted
  controls the good or service being provided, prior to it being transferred to the customer;
  has primary responsibility for providing the goods and service to the customer;
  has inventory risk before or after the customer order; and
  has discretion in establishing prices for the specified goods and services.

(c) Foreign currency translation

(i) Foreign currency transactions

Transactions in currencies other than the Corporation's or its subsidiaries' respective functional currency are recognized at the exchange rates in effect on the transaction date. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated to the functional currency at the exchange rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not translated.

Foreign exchange gains and losses on monetary items are recognized in profit or loss; except for foreign currency derivatives designated as qualifying cash flow hedges, the fair values of which are deferred in accumulated other comprehensive income in shareholders' equity until such time that the hedged transaction affects profit or loss; refer to Notes 3(d)(iv) and 19.

(ii) Foreign operations

The assets and liabilities of the Corporation's non-USD functional currency subsidiary are translated to USD at exchange rates at the reporting date. The income and expenses of this subsidiary are translated to USD using average exchange rates for the month during which the transactions occurred. Foreign currency differences resulting from translation are recognized in other comprehensive income ("OCI") within the cumulative translation account.

(d) Financial instruments

All financial assets and financial liabilities are recognized on the Corporation's consolidated statements of financial position when the Corporation becomes a party to the contractual provisions of the instrument.

(i)  Classification and measurement of financial instruments

The Corporation's financial instruments as a result of adopting IFRS 9, Financial Instruments, ("IFRS 9") are classified and measured as follows:

Asset/Liability	Measurement under IFRS 9
Cash and cash equivalents	Amortized cost
Cash held in trust and restricted cash	Amortized cost
Funds receivable from payment processors	Amortized cost
Accounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Payable to loyalty program partners	Amortized cost

Derivatives	Measurement
Foreign exchange forward contracts	Fair value, with changes in fair value for hedges recorded in OCI and ineffective portion recorded in profit or loss.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Financial assets held at amortized cost require the asset to be measured using the effective interest method. The amortized cost is reduced by impairment losses. Finance income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Derivatives may be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately in profit or loss.

(ii) Impairment of financial instruments

IFRS 9 requires the expected lifetime credit losses at initial recognition to be considered when assessing impairment of financial assets, which is anticipated to result in earlier recognition of losses.

(iii) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Authorized with no Par Value

Unlimited common shares

Unlimited preferred shares

Issued

As at December 31, 2019, all issued shares are fully paid. The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share. There were no dividends declared in 2019 (2018 - nil).

(iv) Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures. These derivatives are designated in accounting hedge relationships and the Corporation applies cash flow hedge accounting. On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar denominated expenses. The changes in fair value of derivatives designated as cash flow hedges are recognized in OCI, except for any ineffective portion, which is recognized immediately in profit or loss. Gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period the corresponding hedged items affect profit or loss. The carrying amount of hedging derivatives designated as cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

If the hedging instrument no longer meets the criteria for hedge accounting, is expired, sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognized immediately in profit or loss.

(e) Cash and cash equivalents

Cash equivalents include highly liquid investments (term deposits) with maturities of three months or less at the date of purchase. They are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Cash equivalents are carried at amortized cost which approximates their fair value because of the short-term nature of the instruments.

(f) Cash held in trust and restricted cash

Cash held in trust represents funds received from customers, primarily Canadian, not yet remitted to service providers for the Points Travel segment in accordance with certain geographic regulatory requirements. Restricted cash includes cash held as collateral for forward contracts entered into during the normal course of business.

(g) Funds receivable from payment processors

Funds receivable from payment processors represent amounts collected from customers on behalf of the Corporation and are typically deposited directly to the Corporation's bank account within three business days from the date of sale.

(h) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition for its intended use. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in profit or loss.

(ii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its estimated residual value.

Depreciation is recognized in profit or loss based on the estimated useful lives of the assets using the following methods and annual rates:

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

  Furniture and fixtures                                  Straight-line over 5 years
  Computer hardware Straight-line over 3 years
  Computer software Straight-line over 3 years
  Leasehold improvements Straight-line over shorter of useful life or the lease term

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. There were no changes in the current year.

(i) Right-of-use assets and Lease liabilities

At inception of a contract, the Corporation assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Corporation recognizes right-of-use assets and lease liabilities at the lease commencement date. After the initial adoption date, the right-of-use asset is initially measured at cost, which comprises:

  The amount of the initial measurement of the lease liability;
  Any lease payments made at or before the commencement date, less any lease incentives received;
  Any initial direct costs incurred; and
  An estimate of costs to dismantle or remove the underlying asset, or restore the asset to the condition required by the terms and conditions of the lease.

Subsequent to initial measurement, right-of-use assets are measured at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The right-of-use asset are depreciated on a straight-line basis over the term of the lease, or the estimated useful life of the right-of-use assets if the Corporation expects to obtain the ownership of the leased asset at the end of the lease. The lease term includes the non-cancellable period of the lease and optional renewable periods that the Corporation is reasonably certain to extend.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation's incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.

After initial recognition, the lease liability is measured at amortized cost using the effective interest method. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a purchase option, extension option or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset.

The lease liability is also remeasured when the underlying lease contract is amended. When there is a decrease in contract scope, the lease liability and right-of-use asset will decrease relative to this change with the difference recorded in net income prior to the remeasurement of the lease liability.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(j) Goodwill & Intangible assets

(i) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the recoverable amount, as discussed in Note 3(k).

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method of accounting. Fair value of the consideration paid is calculated as the sum of the fair value at the date of acquisition of:

  assets acquired; plus
  equity instruments issued; less
  liabilities incurred or assumed.

Goodwill is measured as the fair value of consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, all of which are measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Corporation uses estimates and judgments to determine the fair value of assets acquired and liabilities assumed at the acquisition date using the best available information, including information from financial markets. The estimates and judgments include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses. The transaction costs associated with the acquisitions are expensed as incurred.

(ii) Internally developed software

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

  It is technically feasible to complete the software product so that it will be available for use;
  Management intends to complete the software product and use or sell it;
  It can be demonstrated how the software product will generate probable future economic benefits;
  Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
  The expenditure attributable to the software product during its development can be reliably measured.

Development costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific product. The capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including costs incurred in the planning stage and operating stage and expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Indefinite useful lives

Certain intangible assets with indefinite lives, being domain names, patents and trademarks, are not amortized because there is no foreseeable limit to the period that these assets are expected to generate net cash inflows. The Corporation uses judgment to designate these assets as indefinite useful life assets, analyzing relevant factors including the expected usage of the asset, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate. The Corporation tests indefinite life intangible assets for impairment annually, at each year end.

Finite useful lives

Intangible assets with finite useful lives are amortized into depreciation and amortization in the consolidated statements of comprehensive income on a straight-line basis over their estimated useful lives as noted in the table below. Useful lives, residual values and the amortization methods are reviewed at least once a year.  Amortization periods and methods are outlined below:

  Customer Relationships Straight-line over 10 years
  Technology Straight-line over 3 to 5 years

(k) Impairment

Financial Assets

IFRS 9 requires the use of an expected credit loss  ("ECL") model for calculating impairment of financial assets.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Non-Financial Assets with Finite Useful Lives

In accordance with IAS 36, Impairment of Assets, the Corporation evaluates the carrying value of non-financial assets with finite lives, being property and equipment, right-of-use assets and certain intangible assets, whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment loss is considered to have occurred if the carrying value of an asset is not recoverable.

Goodwill & Indefinite Life Intangible Assets

Goodwill and intangible assets that are not amortized are subject to an annual impairment assessment, and the recoverable amount is estimated each year at the same time. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purposes of assessing impairment, assets that do not generate independent cash inflows are grouped at the lowest level for which there are separately identifiable cash inflows, into CGUs. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination.

If the recoverable amount of the CGU or group of CGUs to which goodwill and indefinite life intangible assets has been allocated is less than the carrying amount of the CGU or group of CGUs, including goodwill and intangible assets, an impairment loss is recorded in the consolidated statements of comprehensive income. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The Corporation evaluates impairment losses for potential reversals, other than goodwill impairment, when events or changes in circumstances warrant such consideration. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(l) Share-based payment transactions

The Corporation has two share-based compensation plans: a share option plan and a share unit plan. The Corporation accounts for the grants under both plans as equity settled share-based compensation arrangements per IFRS 2, Share-based Payment, and accordingly are not re-measured subsequent to the initial grant date.

Share option plan

The share option plan allows employees to acquire shares of the Corporation through the exercise of share options. Share options have a maximum life of ten years. Under the share option plan, performance options are granted from time to time to certain employees of the Corporation. Vesting of performance options is based on the achievement of specified non-market performance conditions with a life of six years after the date of grant. On grant date, the Corporation estimates the expected vesting date for purpose of estimating the option life. Additionally, options other than performance options can be granted under the share option plan, which generally vest over a period of three years and expire at the end of five years from the grant date.

For options with graded vesting, each grant in an award is considered a separate grant with a different vesting date, expected life and fair value. The fair value of each grant is recognized in profit or loss as employment costs over its respective expected vesting period with a corresponding increase in contributed surplus. The fair value of each grant is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation's stock, and a weighted average expected life of the options. Any consideration paid on the exercise of share options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

Under the plan, share options can only be settled in equity. The share option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

Annually, the Corporation reassesses the forfeiture rate and the probability of achieving the specified performance metrics for performance options and calculates the cumulative compensation cost of each grant and recognizes an adjustment to the employment cost (recovery) in the current period in the consolidated statement of comprehensive income.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(i) Significant judgments, estimates and assumptions

Share options are measured at grant date fair value. Estimating fair value requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. The assumptions and models used for estimating fair value for share options are disclosed in Note 17.

In determining the number of awards that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual forfeitures.

Share unit plan

On March 7, 2012 the Corporation implemented an employee share unit plan (the "Share Unit Plan") under which employees are periodically granted Restricted Share Units ("RSUs"). Under the share unit plan, the Corporation grants RSUs to its employees and the Board of Directors. The RSUs vest on grant date, over a period of up to three years after the grant date or in full on the third anniversary of the grant date. The fair value of a RSU, determined at the grant date using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU's vesting period and charged to profit or loss as employment costs with a corresponding increase in contributed surplus.

(m) Payable to loyalty program partners

Payable to loyalty program partners includes amounts owing to these partners for loyalty currency purchased by the Corporation as a principal or as an agent collected through ecommerce services for retailing, wholesaling and other loyalty currency services transactions with end users.

(n) Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is recognized over the expected life of the partner agreement (see Note 3(b) (iii)). Deferred revenue is comprised of bookings made through the Points Travel platform, which have not yet occurred along with proceeds received by the Corporation for the sale of mileage codes that can be redeemed for multiple loyalty program currencies at a later date. Revenue for bookings through Points Travel is recognized at the completion of the rental while revenue from the sale of these mileage codes is recognized upon redemption. Deferred revenue is included in current portion of other liabilities and other liabilities in the consolidated statements of financial position.

(o) Income taxes

Income tax expenses comprise current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in OCI.

Current taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

  temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
  temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
  taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

In determining the amount of current and deferred tax, the Corporation takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Corporation believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. When new information becomes available that causes the Corporation to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p) Earnings per share ("EPS")

The Corporation presents basic and diluted earnings per share data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares.

(q) Segment reporting

The Corporation determines its reportable segments based on, among other things, how the Corporation's chief operating decision maker ("CODM"), the Chief Executive Officer, regularly reviews the Corporation's operations and performance. The CODM reviews gross profit, which is defined as total revenue less direct cost of revenue, and segment profit (loss) represented by Contribution, which is defined as gross profit for the relevant operating segment less direct adjusted operating expenses as the key measure of profitability for the purpose of assessing performance for each operating segment and to make decisions about the allocation of resources.  Direct adjusted operating expenses are expenses which are directly attributable to each operating segment and the Corporation accounts for transactions between reportable segments in the same way that it accounts for transactions with external parties and eliminates them on consolidation.

The Corporation makes significant judgments in determining its operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by the Corporation's CODM to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

(r) New standards and amendments not yet adopted

The IASB has issued amendments to the following standards:

  IAS 1, Presentation of Financial Statements; and
  IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

These amendments have not yet been adopted by the Corporation. Although the Corporation is currently assessing the impacts of these amendments it does not expect them to have a material impact on the Corporation's consolidated financial statements.

4. OPERATING SEGMENTS

The Corporation's reportable segments are Loyalty Currency Retailing, Platform Partners and Points Travel. These operating segments are organized around differences in products and services.

The Corporation's measure of segment profit or loss is Contribution, which is defined as gross profit (total revenue less direct cost of revenue) for the relevant operating segment less direct adjusted operating expenses. Direct adjusted operating expenses are expenses which are directly attributable to each operating segment.  Assets and liabilities are not provided to the CODM at the operating segment level and are therefore not allocated to the operating segments for reporting purposes.  There have been no changes in the Corporation's reportable segments.

For the year ended December 31, 2019:	Loyalty Currency Retailing	Platform Partners	Points Travel	Total
Total revenue	$391,045	$7,577	$2,555	$401,177
Direct cost of revenue	335,032	665	25	335,722
Gross profit	56,013	6,912	2,530	65,455
Direct adjusted operating expenses	13,830	3,871	6,838	24,539
Contribution	$42,183	$3,041	$(4,308)	$40,916
Indirect adjusted operating expenses[1]				14,328
Finance income				(908)
Finance costs				211
Equity-settled share-based payment expense				5,172
Income tax expense				5,155
Depreciation and amortization				4,668
Foreign exchange loss				401
Net income				$11,889

For the year ended December 31, 2018(a):	Loyalty Currency Retailing	Platform Partners	Points Travel	Total
Total revenue	$366,421	$7,979	$1,845	$376,245
Direct cost of revenue	321,615	615	111	322,341
Gross profit	44,806	7,364	1,734	53,904
Direct adjusted operating expenses	12,941	3,784	5,522	22,247
Contribution	$31,865	$3,580	$(3,788)	$31,657
Indirect adjusted operating expenses[1]				13,718
Finance income				(666)
Equity-settled share-based payment expense				4,381
Income tax expense				3,104
Depreciation and amortization				3,364
Foreign exchange gain				(36)
Net income				$7,792

(a) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3(a).

1 Indirect adjusted operating expenses comprise costs that are shared among the Loyalty Currency Retailing, Platform Partners and Points Travel operating segments, including costs associated with various corporate functions, such as Finance, Human Resources, Legal and certain expenses associated with information technology infrastructure.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Enterprise-wide disclosures - Geographic information

For the year ended December 31	2019		2018
Revenue
United States	$358,993	90%	$331,625	88%
Europe	21,832	5%	25,661	7%
Other	20,352	5%	18,959	5%
	$401,177	100%	$376,245	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation's loyalty partners. As at December 31, 2019, substantially all of the Corporation's assets were in Canada.

Transaction price allocated to the remaining performance obligations

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers.

	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
Hosting and other	$633	$259	$259	$115	$-	$-

The Corporation has elected to apply the practical expedient to not disclose information about remaining performance obligations that have original expected durations of one year or less.

Dependence on loyalty program partners

For the year ended December 31, 2019, there were three (2018 - three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation's total revenue. In aggregate, sales to the members of these partners represented 69% (2018 - 70%) of the Corporation's total revenue.

5. CASH HELD IN TRUST AND RESTRICTED CASH

Cash held in trust and restricted cash are comprised of:

	2019	2018

Cash held in trust	$2,534	$-
Restricted cash	-	500
Cash held in trust and restricted cash	$2,534	$500

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

6. ACCOUNTS RECEIVABLE

The Corporation's accounts receivable are comprised mainly of tax rebate receivables, amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website and amounts owing to the Corporation by companies that perform loyalty program transactions where the Corporation is a partner in facilitating such transactions.  The amount is presented net of an allowance for doubtful accounts.  Accounts receivable are comprised of:

	2019	2018

Accounts receivable before allowance for doubtful accounts	$22,052	$9,472
Allowance for doubtful accounts	(188)	(154)
Accounts receivable	$21,864	$9,318

The Corporation's exposure to credit and currency risks related to accounts receivable is disclosed in Note 19.

7. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets are comprised of:

	2019	2018

Prepaid expenses	$1,735	$1,464
Foreign exchange forward contracts designated as cash flow hedges	229	-
Loyalty reward currency inventory	189	2,154
Prepaid expenses and current portion of other assets	$2,153	$3,618

Non-current portion of loyalty reward currency inventory	$216	$-
Other assets	$216	$-

8. PROPERTY AND EQUIPMENT

	Computer Hardware	Computer Software	Furniture & Fixtures	Leasehold Improvements	Total
Cost
Balance at January 1, 2018	$3,135	$2,209	$1,078	$1,214	$7,636
Additions	664	433	26	81	1,204
Balance at December 31, 2018	$3,799	$2,642	$1,104	$1,295	$8,840
Additions	705	409	103	14	1,231
Balance at December 31, 2019	$4,504	$3,051	$1,207	$1,309	$10,071

	Computer Hardware	Computer Software	Furniture & Fixtures	Leasehold Improvements	Total
Depreciation and impairment losses
Balance at January 1, 2018	$2,547	$1,967	$743	$251	$5,508
Depreciation for the year	369	263	110	239	981
Balance at December 31, 2018	$2,916	$2,230	$853	$490	$6,489
Depreciation for the year	537	326	108	240	1,211
Balance at December 31, 2019	$3,453	$2,556	$961	$730	$7,700
Carrying amounts
At December 31, 2018	$883	$412	$251	$805	$2,351
At December 31, 2019	$1,051	$495	$246	$579	$2,371

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

9. RIGHT OF USE ASSETS

	Office	Office Equipment	Total
Cost
Balance at January 1, 2019	$4,102	$-	$4,102
Additions	36	86	122
Balance at December 31, 2019	$4,138	$86	$4,224

	Office	Office Equipment	Total
Depreciation and impairment losses
Balance at January 1, 2019	$-	$-	$-
Depreciation for the year	1,151	13	1,164
Balance at December 31, 2019	$1,151	$13	$1,164
Carrying amounts
At December 31, 2019	$2,987	$73	$3,060

10. INTANGIBLE ASSETS

	Customer Relationships	Domain Names(1)	Technology(2)	Other (1)	Total
Cost
Balance at January 1, 2018	$8,500	$4,300	$19,947	$205	$32,952
Additions	-	-	1,070	-	1,070
Balance at December 31, 2018	$8,500	$4,300	$21,017	$205	$34,022
Additions	-	-	1,147	-	1,147
Balance at December 31, 2019	$8,500	$4,300	$22,164	$205	$35,169
Amortization and impairment losses
Balance at January 1, 2018	$2,621	$-	$15,066	$-	$17,687
Amortization for the year	850	-	1,533	-	2,383
Balance at December 31, 2018	$3,471	$-	$16,599	$-	$20,070
Amortization for the year	850	-	1,443	-	2,293
Balance at December 31, 2019	$4,321	$-	$18,042	$-	$22,363
Carrying amounts
At December 31, 2018	$5,029	$4,300	$4,418	$205	$13,952
At December 31, 2019	$4,179	$4,300	$4,122	$205	$12,806

(1) Domain names and Other which includes Patents and Trademarks are deemed to have indefinite useful lives and are therefore not amortized. The Corporation's classification of certain intangible assets with indefinite useful lives is based on the expectation that these assets will continue to contribute to the Corporation's net cash inflows on an indefinite basis.  The determination of these assets as having indefinite useful lives is based on judgment that includes an analysis of relevant factors, including the expected usage of the asset, anticipated renewal of the licenses, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

(2) Technology includes technological assets acquired through acquisitions and internally designed software.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

During the year ended December 31, 2019, an amount of $3,879 was recognized as research and development expenses in employment costs in the consolidated statement of comprehensive income (2018 - $3,768).

11. GOODWILL

Cost
Balance at January 1, 2018	$7,130
Additions	-
Impairments	-
Balance at December 31, 2018	$7,130
Additions	-
Impairments	-
Balance at December 31, 2019	$7,130

Impairment testing for cash-generating units containing goodwill as at December 31, 2019

The Corporation tests CGUs or groups of CGUs with indefinite life intangible assets and/or allocated goodwill for impairment as at December 31 of each calendar year. For the purposes of the 2019 annual impairment test, management has determined that the Corporation has three CGUs, being Loyalty Currency Retailing, Platform Partners and Points Travel.  The goodwill value has been allocated to the CGUs that are expected to benefit from the synergies of the business combinations in which goodwill arose.

When assessing whether or not there is impairment, the Corporation determines the recoverable amount of a CGU based on the value in use, the model which Management believes to result in a higher recoverable amount. Value in use is estimated by discounting estimated future cash flows to their present value. Management estimates the discounted future cash flows and a terminal value. The future cash flows are based on  estimates of expected future operating results of the CGUs after considering economic conditions and a general outlook for the CGU's industry. Discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

Management has made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs, which could result in impairment losses.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The table below provides an overview of the methods and assumptions that Management has used to determine recoverable amounts for the CGUs with indefinite life intangible assets and goodwill.

(In thousands of dollars, except years and percentages)	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period used (years)	Terminal growth rate %	Pre-tax discount rate %
Loyalty Currency Retailing	$5,681	$4,505	Value in Use	5	2.0%	19.4%
Points Travel	$1,449	-	Value in Use	5	2.0%	26.0%

The annual testing was completed in 2019 and 2018, and was concluded that there was no impairment.

12. INCOME TAXES

	2019	2018
Current tax expense

Current year	$3,999	$2,640
Prior years	187	185
Total current tax expense	$4,186	$2,825

Deferred tax expense
Current year movement in recognized temporary differences and losses	841	279
Prior years	128
Total deferred tax expense	$969	$279

Total income tax expense	$5,155	$3,104

Reconciliation of effective tax rate

The total provision for income taxes differs from that amount which would be computed by applying the Canadian statutory income tax rate to income before income taxes.  The reasons for these differences are as follows:

	2019	2018
Income tax expense at statutory rate of 26.5% (2018 - 26.5%)	$4,517	$2,887
Increase in taxes resulting from:
Non-deductible items	292	124
Other differences	346	93
Income tax expense	$5,155	$3,104

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

2019	Deferred Tax Assets	Deferred Tax Liabilities

Forward exchange contracts	$-	$(60)
Property and equipment and Intangible assets	2,175	(2,181)
Accrued liabilities	938	-
Investment tax credits	-	(27)
Restricted Share Units	504	-
Tax losses	34	-
	3,651	(2,268)
Reclassification	(1,546)	1,546
	$2,105	$(722)

2018	Deferred Tax Assets	Deferred Tax Liabilities

Forward exchange contracts	$233	$-
Property and equipment and Intangible assets	1,521	(545)
Accrued liabilities	237	-
Investment tax credits	-	(59)
Restricted Share Units	1,043	-
Tax losses	215	-
	3,249	(604)
Reclassification	(604)	604
	$2,645	$-

The Corporation has capital losses of $10,456 (2018 - $10,456) which can be carried forward indefinitely and are not included as part of the recognized deferred tax assets.

The Corporation has non-capital loss carry-forwards for income tax purposes in the amount of approximately $125 (2018 - $813). The losses may be used to reduce future years' taxable income and expire approximately as follows:

Total
2037	$41
2038	5
Total	$46

Non-capital losses of $79 can be carried forward indefinitely.

Management has concluded the deferred tax asset meets the relevant recognition criteria under IFRS. Management's conclusion is supported by management's forecasts and the future reversal of existing taxable temporary differences which are expected to produce sufficient taxable income to realize the deferred tax assets.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2019	2018
Capital losses	$1,385	$1,385

The capital losses of $10,456 (2018 – $10,456) can be carried forward indefinitely.

Temporary differences associated with Points International Ltd. investments

The temporary difference associated with the investments in the Corporation's subsidiaries is $2,384 (2018 - $369). A deferred tax liability associated with these investments has not been recognized as the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

As at December 31, 2019 and 2018, no deferred tax liability was recognized for taxes that would be payable on the unremitted earnings of certain subsidiaries of Points International Ltd. as the Corporation has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

13. LEASE LIABILITIES

Reconciliation of movements of lease liabilities to cash flows arising from financing activites:

2019
Balance at January 1, 2019	$4,475
New leases	122
Interest expense	211
Interest paid	(211)
Payment of lease liabilities	(1,229)
Effect of changes in foreign exchange rates	164
Balance at December 31, 2019	$3,532

During 2019, the expense related to variable lease payments not included in the measurement of lease obligations was $845.

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be made as at December 31, 2019:

December 31, 2019
Year 1	$1,472
Year 2	1,182
Year 3	1,112
Year 4	18
Year 5+	9
Total undiscounted lease payments	$3,793

Carrying value of lease liabilities	$3,532

14. OTHER LIABILITIES

	2019	2018
Foreign exchange forward contracts designated as cash flow hedges	$1	$878
Current portion of lease inducements	-	120
Current portion of deferred revenue	796	682
Current portion of other liabilities	$797	$1,680

Non-current portion of lease inducements	-	362
Non-current portion of deferred revenue	95	133
Other liabilities	$95	$495

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Deferred Revenue

The following table presents changes in the deferred revenue balances:

Balance at December 31, 2018	$815
Amounts invoiced and revenue deferred	5,401
Recognition of deferred revenue	(5,325)
Balance at December 31, 2019	$891

15. CAPITAL AND OTHER COMPONENTS OF EQUITY

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised of the unrealized gains/losses on cash flow hedges and the cumulative translation adjustment for the translation of subsidiary accounts where non-USD functional currency balances are translated to the functional currency of the parent. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet settled.

Normal Course Issuer Bid ("NCIB")

On March 8, 2017, the Board of Directors of the Corporation approved a plan to repurchase the Corporation's common shares. On August 9, 2017 the TSX accepted the Corporation’s notice of intention to make a NCIB to repurchase up to 743,468 of its common shares (the "2017 Repurchase"), representing 5% of its 14,869,374 common shares issued and outstanding as of July 31, 2017.  The Corporation has entered into an automatic share purchase plan with a broker in order to facilitate the 2017 Repurchase.  By June 30, 2018, a total of 743,468 shares were repurchased and cancelled under this NCIB.

On August 14, 2018, the NCIB program was renewed with a total of 710,893 shares to be repurchased under this 2018 plan (the "2018 Repurchase"), representing 5% of its 14,217,860 shares issued and outstanding as of July 31, 2018. The Corporation entered into an automatic share purchase plan with a broker in order to facilitate the 2018 Repurchase.

On August 14, 2019, the NCIB program was renewed with a total of 679,034 shares to be repurchased under this 2019 plan (the "2019 Repurchase"), representing 5% of its 13,580,692 shares issued and outstanding as of July 31, 2019. The Corporation entered into an automatic share purchase plan with a broker in order to facilitate the 2019 Repurchase.

The primary purpose of the 2018 and 2019 Repurchases is for cancellation. Under the automatic share purchase plan, the Corporation may repurchase shares at times when the Corporation would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods.  Repurchases will be made from time to time at the brokers' discretion, based upon parameters prescribed by the Corporation's written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by the broker considering market conditions, stock prices, the Corporation's cash position and other factors.

During the year ended December 31, 2019, the Corporation repurchased and cancelled 872,686 common shares (2018 - 569,107) at an aggregate purchase price of $10,258 (2018 - $7,657), resulting in a reduction of share capital and contributed surplus of $3,269 and $4,985 respectively (2018 - $2,208 and $5,449), in addition to an increase in accumulated deficit of $2,004 (2018 - nil).

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

16. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2019	2018
Net income available to common shareholders for basic and diluted earnings per share	$11,889	$7,792
Weighted average number of common shares outstanding - basic	13,665,593	14,321,186
Effect of dilutive securities	146,473	90,817
Weighted average number of common shares outstanding - diluted	13,812,066	14,412,003
Earnings per share - reported
Basic	$0.87	$0.54
Diluted	$0.86	$0.54

a) Diluted earnings per share

Diluted earnings per share represents the net income per share if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the weighted average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The weighted average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the period by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

As at December 31, 2019, 158,000 options (2018 - 101,014) were excluded from the diluted weighted average number of common shares outstanding calculation as their effect would have been anti-dilutive. The average market value of the Corporation's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

17. SHARE-BASED PAYMENTS

Share option plan

Under the share option plan, employees  are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. During the year ended 2019, the Corporation granted 288,000 performance options to certain employees to acquire shares of the Corporation (2018 - 930,000).

The Corporation did not grant any share options other than performance-based options during 2018 and 2019.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The share option plan authorized the number of options for grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available for grant as at December 31, 2019 are shown in the table below:

December 31, 2019
Shares outstanding as at March 2, 2016	15,298,602
Percentage of shares outstanding	10%
Number of options authorized	1,529,860
Less: options issued & outstanding	(1,321,288)
Options available for grant	208,572

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation's daily share price fluctuated over the expected life of the options. The fair value of options granted in 2019 and 2018 were calculated using the following assumptions.

	2019	2018
Dividend yield	NIL	NIL
Risk free rate	1.39% - 1.67%	2.06% - 2.09%
Expected volatility	40.79% - 44.75%	40.59% - 44.51%
Expected life of options in years	2.46 - 6.00	3.10 - 6.00
Weighted average fair value of options granted (CAD)	$4.37 - $8.95	$4.24 - $6.16

A summary of the status of the Corporation's share option plan as of December 31, 2019 and 2018, and changes during the years ended on those dates is presented below.

	2019		2018
	Number of Options	Weighted Average Exercise Price (in CAD$)	Number of Options	Weighted Average Exercise Price (in CAD$)
Beginning of year	1,229,040	$15.00	615,843	$16.00
Granted	288,000	$16.76	930,000	$13.93
Exercised	(2,338)	$12.34	(308,711)	$13.51
Expired and forfeited	(193,414)	$22.69	(8,092)	$25.56
End of year	1,321,288	$14.26	1,229,040	$15.00
Exercisable at end of year	195,688	$12.00	299,040	$18.32

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

For the year ended December 31, 2019:

	Options outstanding			Options exercisable
Range of Exercise Prices (in CAD$)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)
$5.00 to $9.99	22,280	1.19	$ 9.89	22,280	$ 9.89
$10.00 to $14.99	1,011,008	4.15	$ 13.65	173,408	$ 12.27
$15.00 to $19.99	288,000	5.58	$ 16.76	-	-
	1,321,288			195,688

For the year ended December 31, 2018:

	Options outstanding			Options exercisable
Range of Exercise Prices (in CAD$)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)
$5.00 to $9.99	22,280	2.19	$ 9.89	22,280	$ 9.89
$10.00 to $14.99	1,105,746	5.21	$ 13.67	175,746	$ 12.27
$15.00 to $19.99	1,169	0.75	$ 19.82	1,169	$ 19.82
$20.00 and over	99,845	0.21	$ 30.84	99,845	$ 30.84
	1,229,040			299,040

Share unit plan

During 2019, 392,898 RSUs were granted (2018 - 442,353). As at December 31, 2019, 496,942 RSUs were outstanding (2018 - 657,727 RSUs).

	Number of RSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2019	657,727	$ 11.50
Granted	392,898	$ 17.01
Vested	(497,284)	$ 12.42
Forfeited	(56,399)	$ 14.14
Balance at December 31, 2019	496,942	$ 14.63

	Number of RSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2018	711,936	$ 10.16
Granted	442,353	$ 13.83
Vested	(457,408)	$ 11.67
Forfeited	(39,154)	$ 11.62
Balance at December 31, 2018	657,727	$ 11.50

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation's discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market through a share purchase trust on a periodic basis. During the year ended December 31, 2019, 540,000 share units (2018 - 272,067) were purchased by the trust at a cost of $6,350 (2018 -$3,062).  The Corporation paid certain withholding taxes in cash rather than reselling shares held in trust into the market. During the year ended December 31, 2019, 497,284 RSUs (2018 - 457,408) vested, for which the Corporation settled 252,394 RSUs (2018 - 266,610) through the issuance of shares held in trust and paid $3,122 (2018 - $2,722) of withholding taxes. As at December 31, 2019, 487,314 of the Corporation's common shares were held in trust for this purpose (2018 - 199,708).

During the year ended 2019, the Corporation recognized employment costs of $5,172 (2018- $4,381) related to all its share-based payment awards.

18. OPERATING EXPENSES

	2019	2018
Office expenses	$1,286	$2,409
Travel and entertainment	2,345	2,118
Professional fees	3,105	2,988
Insurance, bank fees and governance	1,258	1,271
Operating expenses	$7,994	$8,786

19. FINANCIAL INSTRUMENTS

The Corporation has exposure to the following risks from its use of financial instruments:

  credit risk
  liquidity risk
  market risk

This note presents information about the Corporation's exposure to each of the above risks, the Corporation's objectives, policies and processes for measuring and managing risk, and the Corporation's management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation's risk management framework. The Corporation's risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Corporation's activities. The Corporation, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Corporation's Audit Committee oversees how management monitors compliance with the Corporation's risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Corporation.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation's receivables from customers.

The Corporation's cash and cash equivalents and short-term investments also subject the Corporation to credit risk. The Corporation has term deposits, consistent with its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents and term deposits from financial institutions rated at A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various loyalty currency services to loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis and hence the Corporation's exposure to bad debts has not been significant.

The aging of accounts receivable is as follows:

	December 31, 2019	December 31, 2018
Current	$ 8,411	$ 7,992
Past due 31-60 days	1,051	475
Past due 61-90 days	352	108
Past due 91-120 days	41	228
Past due over 120 days(1)	12,197	669
Trade accounts receivable	22,052	9,472
Less allowance for doubtful accounts	(188)	(154)
	$ 21,864	$ 9,318

(1) Amount includes receivables for prior year tax rebate, which was received from the tax authorities subsequent to year end. Refer to Note 24.

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2019	2018
Balance, beginning of year	$154	$91
Provision for doubtful accounts	69	105
Bad debts written off, net of recoveries	(35)	(42)
Balance, end of year	$188	$154

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of comprehensive income, and is net of any recoveries of amounts that were provided for in a prior period. The carrying amount of the Corporation's current financial assets represent its maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2019 and 2018:

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

		Contractual Cash Flow Maturities
As at December 31, 2019	Carrying Amount	Total	Within 1 year	1 year to 3 years	3 years and beyond
Accounts payable and accrued liabilities	$13,766	$13,766	$13,766
Foreign exchange forward contracts designated as cash flow hedges	1	1	1	$-	$-
Income taxes payable	2,326	2,326	2,326	-	-
Payable to loyalty program partners	78,270	78,270	78,270	-	-
	$94,363	$94,363	$94,363	$-	$-

		Contractual Cash Flow Maturities
As at December 31, 2018	Carrying Amount	Total	Within 1 year	1 year to 3 years	3 years and beyond
Accounts payable and accrued liabilities	$9,489	$9,489	$9,489
Foreign exchange forward contracts designated as cash flow hedges	878	878	878	$-	$-
Income taxes payable	117	117	117	-	-
Payable to loyalty program partners	69,749	69,749	69,749	-	-
	$80,233	$80,233	$80,233	$-	$-

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to repay these financial liabilities when they become due.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Corporation's cash flows or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the USD which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar, the EURO and the British Pound. The Corporation has entered into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements. Revenues earned from the Corporation's partners based in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

As at December 31, 2019, forward contracts with a notional value of $19,860 (December 31, 2018 - $15,110), and in a net asset position of $228 (2018 - $878 in net liability position), with settlement dates extending to December 2020, have been designated as cash flow hedges for hedge accounting treatment under IFRS 9, Financial Instruments. These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses.

The change in fair value of derivatives designated as cash flow hedges is recognized in OCI, except for any ineffective portion, which is recognized immediately in the foreign exchange gain or loss. As at December 31, 2019 and 2018, all hedges were considered effective. Realized gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items are recognized in income. In 2019, total realized losses of $550 were reclassified to employment costs for Canadian dollar currency hedges (2018 - $7 total realized losses). The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange ("FX") gain or loss of translating certain non-USD balance sheet accounts, a strengthening US dollar will lead to an FX loss on assets and a gain on liabilities and vice versa. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the USD would affect the Corporation's net income by $41 (2018 - $632) excluding the effect of hedging. Significant balances denominated in foreign currencies that are considered financial instruments are as follows:

As at December 31, 2019	CAD	GBP	EUR	JPY
FX Rates used to translate to USD	0.76750	1.31710	1.12170	0.009213
Balances below in source currency (in thousands)
Financial assets
Cash and cash equivalents	3,814	4,256	2,826	183,018
Cash held in trust and restricted cash	3,302	-	-	-
Funds receivable from payment processors	422	862	867	26,241
Accounts receivable	1,653	3,129	859	62,993
	9,191	8,247	4,552	272,252
Financial liabilities
Accounts payable and accrued liabilities	5,239	3,221	102	8,773
Payable to loyalty program partners	4,456	6,111	5,345	89,531
	9,695	9,332	5,447	98,304

As at December 31, 2018	CAD	GBP	EUR	JPY
FX Rates used to translate to USD	0.73361	1.27356	1.14449	0.00909
Balances below in source currency (in thousands)
Financial assets
Cash and cash equivalents	3,667	8,430	5,660	97,455
Funds receivable from payment processors	221	740	1,556	30,043
Accounts receivable	691	2,597	774	68,795
	4,579	11,767	7,990	196,293
Financial liabilities
Accounts payable and accrued liabilities	1,370	2,547	774	18,515
Payable to loyalty program partners	1,380	8,237	5,382	71,868
	2,750	10,784	6,156	90,383

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the consolidated statement of financial position (funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners), fair value approximates the carrying value at December 31, 2019 and 2018 due to their short-term maturities.

A number of the Corporation's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Derivatives

The fair value of forward exchange contracts is based on valuations received from the derivative counterparty, which management evaluates for reasonability. Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Corporation and the derivative counterparty when appropriate.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The carrying value of financial assets and financial liabilities measured at fair value in the consolidated statement of financial position as at December 31, 2019 and 2018 are as follows:

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

2019	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$229	$229

Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(1)	(1)
	$228	$228
2018	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$-	$-

Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(878)	(878)
	$(878)	$(878)

(i) The carrying values of the Corporation's foreign exchange forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the consolidated statements of financial position.

There were no material financial instruments categorized in Level 1 or Level 3 as at December 31, 2019 and December 31, 2018 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods.

20. GUARANTEES AND COMMITMENTS

	Total	Year 1(2)	Year 2	Year 3	Year 4	Year 5+
Direct cost of revenue(1)	$ 649,283	$ 176,595	$ 162,504	$ 130,679	$ 130,116	$ 49,389

(1) For certain loyalty partners, the Corporation guarantees a minimum level of purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and loyalty program partner.  Management evaluates each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

21. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	2019	2018
Decrease (Increase) in funds receivable from payment processors	$(790)	$1,717
Increase in accounts receivable	(12,546)	(1,577)
Decrease in prepaid taxes	189	74
Decrease (Increase) in prepaid expenses and other assets(1)	1,356	(1,655)
Decrease (Increase) in other assets	(216)	2,661
Increase in accounts payable and accrued liabilities	4,277	1,491
Increase (Decrease) in income taxes payable	2,209	(578)
Increase (Decrease) in other liabilities(1)	(800)	237
Increase in payable to loyalty program partners	8,521	4,182
	$2,200	$6,552

(1) The Corporation has adopted IFRS 16 at January 1, 2019, using the modified retrospective approach. Refer to note 3(a) for the transitional impact of adopting IFRS 16.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

22. RELATED PARTIES

Transactions with key management personnel

Compensation

In addition to their salaries, the Corporation also provides non-cash benefits to directors and executive officers. Directors and executive officers participate in the Corporation's share-based compensation plans (see Note 17).

Key management personnel compensation comprised the following:

In thousands of Canadian dollars	2019	2018

Short-term employee salaries and benefits	$2,260	$2,382
Share-based payments	4,119	3,232
Total compensation	$6,379	$5,614

23. CREDIT FACILITIES

On December 10, 2019, the Corporation entered into a $50.0 million senior secured revolving credit facility with the Royal Bank of Canada and the Bank of Nova Scotia. With the approval of the lenders, the credit facility can be expanded to a total of $65.0 million. The new credit facility is available for general corporate purposes, including the financing of working capital, capital expenditures, and acquisitions. The credit facility has a three-year maturity with no fixed repayment dates prior to the end of the three-year term ending December 2022. Borrowings under the credit facility are secured by a first charge over substantially all of the Corporation's assets. Depending on the type of advance, interest rates under the credit facility are based on Canada prime rate, US base rate, Banker Acceptance (BA), London Interbank Offered Rate (LIBOR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 0.75% to 2.00%. The Corporation did not have any borrowings under the credit facility as at or during the year ended December 31, 2019. The credit facility contains customary representations and warranties, events of default, and certain financial and non-financial covenants the Corporation is required to comply with. As at December 31, 2019, the Corporation was in compliance with all applicable covenants.

On May 31, 2019, the Corporation's previous credit facilities with Royal Bank of Canada expired. The following were the two facilities available to the Corporation prior to the expiration:

  Revolving operating facility of $8,500 at an interest rate range of 0.35% to 0.75% per annum over the bank base rate.
  Term loan facility of $5,000 to be utilized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation, at an interest rate range of 0.40% to 0.80% per annum over the bank base rate.

The Corporation had no borrowing under these previous credit facilities in 2019.

Capital management

The Corporation's financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation could issue new shares, repurchase shares, approve regular or special dividends or issue debt. The Corporation's senior management is responsible for managing capital through regular reviews of financial information to ensure sufficient resources are available to meet operating requirements and investments to support its long term growth strategy. The Board of directors is responsible for overseeing this process. The Corporation's financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation's needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements. The Corporation does not have any externally imposed capital compliance requirements other than those required to maintain its credit facility. There were no changes in the Corporation's approach to capital management during the year.

24. PRIOR YEAR TAX REBATE

During the second quarter of 2019, the Corporation filed for a tax rebate of $6,027, net of fees, related to prior years and was accepted by the tax authorities. The amount was included as a reduction of direct cost of revenue in the consolidated statements of comprehensive income. The related receivable and associated fees payable are recorded in accounts receivable and accounts payable and accrued liabilities in the consolidated statements of financial position, respectively. Subsequent to year end, the Corporation received the tax rebate from the tax authorities.

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